UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45583

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Reef Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 N. Central Expressway, Suite 400
(No. and Street)

Richardson	Texas	75080
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

14046844

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Mauceli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Reef Securities, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEATHER D. ALLEN
Notary Public, State of Texas
My Commission Expires
August 25, 2015

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

REEF SECURITIES, INC.

CONTENTS

ACCOUNTANTS
CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Reef Securities, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Reef Securities, Inc. as of December 31, 2013, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reef Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co, LLP

CF & Co., L.L.P.

Dallas, Texas
February 25, 2014

REEF SECURITIES, INC.

Statement of Financial Condition

December 31, 2013

ASSETS

Cash	$	342,453
Taxes receivable		1,341
Prepaid commissions		99,913
	$	443,707

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	57,015
Federal and state income taxes payable		5,381
		62,396
Stockholder's equity		
Common stock, 500,000 shares authorized with $1 par value, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		107,027
Retained earnings		390,419
Loan to stockholder		(117,135)
Total stockholder's equity		381,311
	$	443,707

The accompanying notes are an integral part of these financial statements.

REEF SECURITIES, INC.

Statement of Income

For the Year Ended December 31, 2013

Revenues	
Commissions and other placement fees	$ 2,410,804
Other	42
Total revenue	2,410,846
Expenses	
Registration fees	94,369
Salaries	379,138
Professional fees	29,861
Commission expense	1,632,486
Payroll taxes	69,264
Other expenses	24,430
Total expenses	2,229,548
Income (loss) before income taxes	181,298
Provision (benefit) for income taxes	46,607
Net income (loss)	$ 134,691

The accompanying notes are an integral part of these financial statements.

REEF SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2013

	Common Stock	Additional Paid-in Capital	Retained Earnings	Loan to Stockholder	Total
Balances at December 31, 2012	$ 1,000	$ 107,027	$ 255,728	$ (135,277)	$ 228,478
Loan to stockholder				18,142	18,142
Net income (loss)	--	--	134,691	--	134,691
Balances at December 31, 2013	$ 1,000	$ 107,027	$ 390,419	$ (117,135)	$ 381,311

The accompanying notes are an integral part of these financial statements.

REEF SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2013

Balance at December 31, 2012	$	--
Increases		--
Decreases		--
Balance at December 31, 2013	$	--

The accompanying notes are an integral part of these financial statements.

REEF SECURITIES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2013

Cash flows from operating activities		
Net income (loss)	$	134,691
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
(Increase) decrease in prepaid commissions		24,450
(Increase) decrease in taxes receivable		80,122
Increase (decrease) in accounts payable and accrued expenses		55,614
Net cash provided (used) by operating activities		294,877
Cash flows from investing activities		
Net cash provided (used) by investing activities		--
Cash flows from financing activities		
Change in loan to stockholder		18,142
Net cash provided (used) by financing activities		18,142
Net increase (decrease) in cash		313,019
Cash at beginning of year		29,434
Cash at end of year	$	342,453
Supplemental Disclosures		
Noncash investing and financing activities		
Cash paid during the year for:	$	--
Interest		
Income taxes	$	5,280

The accompanying notes are an integral part of these financial statements.

REEF SECURITIES, INC.
Notes to Financial Statements
December 31, 2013

Note 1 - Organization and Significant Accounting Policies

Reef Securities, Inc. (the "Company"), was incorporated on February 18, 1993 in the State of Texas as a direct participation broker-dealer in securities. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(i).

The Company acts as a selling agent for Reef Exploration, LP and Reef Oil & Gas Partners, LP ("Reef") in the offering and selling of interests in oil and gas development programs. All of the Company's revenue is derived from this single activity. All of the Company's stock is owned by Paul Mauceli, the brother of Michael Mauceli who serves as the chief executive officer of Reef Exploration, LP, and manager of the general partner of Reef Oil & Gas Partners, LP.

Under a sales agreement, Reef agreed to provide the Company with office space, office furniture and computers, as well as secretarial and other general and administrative support and help for which the Company, in conjunction with its performance of services as selling agent, shall pay Reef a sum of $2,000 per month (included in other expenses). Reef will provide the Company all offering materials to be used in conjunction with the offer and sale of interest in Reef programs at no cost. Had this agreement not been in place, the operating results and financial position of the Company might have been significantly different from that if the Company were autonomous.

Commissions' revenue is recognized as follows:

> Prior to the funding of programs reaching certain specified minimum amounts, all proceeds from investors are retained by an escrow agent. Upon minimum funding being achieved, the Company reflects commissions' revenue for capital raised through that period.
>
> After the funding of program minimums are met, the Company reflects commissions' revenue for capital raised in the period received by the program sponsor.

Commissions' expense is reflected when related commissions revenue is earned.

Receivables from employees are generally considered fully collectable. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivable deemed uncollectable are written off against the allowance.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences between financial and income tax reporting. The deferred tax asset or liability, as applicable, represents the future tax return consequences of those differences, which will either be taxable or deductible when the asset or liability is recovered or settled. When applicable, deferred taxes are recognized for operating losses that are available to offset future taxable income.

Note 1 - Organization and Significant Accounting Policies, continued

Management has evaluated the income tax positions taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statement and has determined that no income tax contingencies need to be reflected or disclosed.

Commitment and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of approximately $280,057 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.22 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Income Taxes

Income tax expense (benefit) for 2013 was composed as follows:

Federal income tax expense (benefit)	$ 41,327
State income tax expense	5,280
Total	$ 46,607
Current	$ 46,607
Deferred	–
Total	$ 46,607

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax expense returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 5 - Concentration Risk

At various times throughout the year, the Company may have had cash balances in excess of federally insured limits.

Note 6 - Related Party Transaction

During the years, the Company's stockholder has withdrawn funds as prepaid commissions. The amount due to the Company at December 31, 2013, was $216,848. This amount was reflected as a reduction of stockholder equity.

Note 7 - Litigation

The Company is involved in several lawsuits and claims in which plaintiffs and claimants are seeking recovery of alleged losses and/or punitive damages against the Company and others. The Company intends to vigorously defend the lawsuits and claims. At this time, management has not determined that any liability associated with these lawsuits is probable. Furthermore, an estimate of the amount of such loss, if any, can not be reasonably estimated at this time.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2013

Schedule I

REEF SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2013

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 281,598
Add:		
Other deductions or allowable credits		–
Total capital and allowable subordinated liabilities		281,598
Deductions and/or charges		
Non-allowable assets:		
Prepaid commissions	$ 200	
Taxes receivable	1,341	(1,541)
Net capital before haircuts on securities positions		280,057
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		–
Net capital		$ 280,057

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 57,015
Federal and state income taxes payable	5,381
Total aggregate indebtedness	$ 62,396

Schedule I (continued)

REEF SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2013

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 4,160
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 275,057
Net capital less greater of 10% of aggregate indebtedness or 120% capital requirement	$ 273,817
Ratio: Aggregate indebtedness to net capital	.22 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per the Company's unaudited FOCUS IIA	$ 250,337
Difference:	
Reclassification of liability (income tax payable) against non-allowable asset (prepaid income tax)	23,047
Adjustment of income tax expense	6,673
Net capital per audit report	$ 280,057

Schedule II

REEF SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2013

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), in which the Company is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended

December 31, 2013

ACCOUNTANTS
CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Reef Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of Reef Securities, Inc. (the "Company"), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 25, 2014

Independent Accountant's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2013

CF ACCOUNTANTS CONSULTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Reef Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Reef Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Reef Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Reef Securities, Inc.'s management is responsible for Reef Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal), noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013 with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 25, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

045583 FINRA DEC
REEF SECURITIES INC 17*17
1901 N CENTRAL EXPY STE 400
RICHARDSON TX 75080-3558

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

____
Date Paid

C. Less prior overpayment applied (2,392.44)

D. Assessment balance due or (overpayment) (2,392.44)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $ (2,392.44)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(2,392.44)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Reef Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 16 day of January, 20 13.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,371,024
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
Cover page of Confidential Private Placement Memorandum (Deductions in excess of $100,000 require documentation)	3,371,024
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	3,371,024
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0025	$ 0 (to page 1, line 2.A.)

Name ____________________ Copy No. ________________

This Memorandum must be accompanied by the Granite Wash Notice dated July 6, 2012

Reef
OIL AND GAS COMPANIES

Confidential Private Placement Memorandum

REEF 2012-A PRIVATE DRILLING FUND, L.P.

Offering Price: $100,000 per unit **Minimum Purchase: $25,000 (¼ unit)**

We are offering 210 units ($21,000,000) of general and limited partnership interests in Reef 2012-A Private Drilling Fund, L.P., a Texas limited partnership (the "Partnership"), which has been formed to acquire drilling and development opportunities from an affiliate of ours, Reef 2010 Drilling Fund, L.P., a Texas limited partnership ("the 2010 Fund"). These properties are located in (i) the Permian Basin in West Texas and southeastern New Mexico and (ii) the Granite Wash play in the Texas panhandle (collectively referred to as the "Prospects"). The 2010 Fund has expended its available capital on drilling and development activities, and is selling the Prospects to the Partnership at fair market value.

The primary purpose of the Partnership will be to generate revenue from the production of oil and gas and to distribute cash to the partners. We are Reef Oil & Gas Partners, L.P. ("Reef"), and we will serve as the managing general partner of the Partnership. The Partnership has been formed and, upon acceptance by Reef of subscription agreements meeting the requirements described herein, investors will be admitted as partners in the Partnership. The units in the Partnership are initially being offered to the partners (the "2010 Fund Partners") in the 2010 Fund, other than us, on a pro rata basis, with an option to purchase additional interests if available. Following the offering of the Partnership units to the 2010 Fund Partners, we may offer any additional units in the Partnership to other accredited investors. If any units remain following the offering to unaffiliated persons, we may offer such remaining units to our affiliates. All partners will be obligated to enter into the limited partnership agreement in substantially the form described herein and attached hereto as Annex A.

The investment objectives of the Partnership will be to: (1) acquire interests in oil and gas leases and properties, (2) participate in drilling and operations thereon if appropriate, (3) provide cash distributions to the partners if production is achieved, and (4) sell the leases, properties and wells within five to seven years of the acquisition of the properties, depending upon market conditions, and distribute the proceeds. There can be no assurance that the Partnership's investment objectives will be achieved.

Investment in this Partnership is speculative and involves a high degree of risk. Before buying units, you should consider carefully the risk factors beginning on page 6 of this memorandum, which include, but are not limited to:

• In the event that the Partnership has funds remaining after it has drilled and developed the Prospects, which may occur if actual drilling costs are less than projected or if we decide not to fully develop the Prospects, upon approval of the Partnership, we may select or acquire additional prospects for this Partnership. You will not be able to evaluate any of the additional prospects before making your investment decision • Oil and natural gas investments are highly risky • Additional general partners have unlimited liability for partnership obligations • Our prior history demonstrates that partnership returns will be affected by dry holes or unproductive wells • Cash distributions are not guaranteed • Prices of oil and natural gas are unstable • Your ability to resell your units is limited due to the lack of a public market and restrictions contained in the partnership agreement • Our affiliates and we may have conflicts of interest with you and the Partnership.

Neither the Securities and Exchange Commission nor any state securities commission has reviewed, commented on, approved or disapproved of these securities or determined if this memorandum is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit to 2010 Fund Partners	Per Unit to All Other Investors	Minimum Subscription for Partnership (10 Total Units; 0 Units to 2010 Fund Partners)	Maximum Subscription for Partnership (210 Total Units; 105 Units to 2010 Fund Partners)	Maximum Subscription for Partnership (210 Total Units; 0 Units to 2010 Fund Partners)
Offering Price	$ 85,000	$ 100,000	$ 1,000,000	$19,425,000	$21,000,000
Commissions	$ 0	$ 10,500	$ 105,000	$ 1,102,500	$ 2,205,000
Organization and offering costs (includes offering fee)	$ 0	$ 1,500	$ 15,000	$ 157,500	$ 315,000
Management fee (to be withheld from distributions)	$ 0	$ 3,000	$ 30,000	$ 315,000	$ 630,000
Proceeds to the Partnership	$ 85,000	$ 85,000	$ 850,000	$17,850,000	$17,850,000

Reef Securities, Inc. is the dealer manager for this offering. The dealer manager and soliciting dealers are offering the units on a "best efforts minimum/maximum" basis. The dealer manager and soliciting dealers must sell the minimum number of units (10) in order for the Partnership to commence operations. The dealer manager and soliciting dealers are required to use only their respective best efforts to sell the units.

March 27, 2012